UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

MYOKARDIA, INC.
(Name of Subject Company (Issuer))

GOTHAM MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

62857M105
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, NY 10016
(212) 546-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Daniel E. Wolf, Esq.
Jonathan L. Davis, Esq.
Maggie D. Flores, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$13,071,333,804.79	$1,426,082.52

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 53,322,904 outstanding shares (“Shares”) of common stock of MyoKardia, Inc. and (B) $225.00 (the “Offer Price”); (ii) the product of (A) 4,745,419 Shares subject to issuance pursuant to stock options granted and outstanding and (B) $182.41, which is the difference between the $225.00 per share tender offer price and $42.59, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 894,749 Shares subject to such restricted stock units with any applicable performance conditions deemed to be achieved at target performance (which is the same as at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 30,000 Shares which are estimated to be subject to outstanding purchase rights under the MyoKardia, Inc. Amended and Restated Employee Stock Purchase Plan and (B) the Offer Price.

The foregoing figures have been provided by MyoKardia, Inc. to the Offeror and Parent of Offeror and are as of October 13, 2020, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001091.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,426,082.52	Filing Party: Bristol-Myers Squibb Company
Form of Registration No.: Schedule TO	Date Filed: October 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on October 19, 2020 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Gotham Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of MyoKardia, Inc., a Delaware corporation, at $225.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer expired at midnight (New York City time), one minute after 11:59 p.m. New York City time, on November 16, 2020. The Depositary for the Offer has advised that, as of the expiration of the Offer, a total of 42,180,978 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered and for which certificates were not yet delivered that have not yet been “received” as defined in Section 251(h) of the DGCL) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 78.9% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary has advised that Notices of Guaranteed Delivery have been delivered with respect to approximately 6,150,189 Shares that have not yet been tendered, representing approximately 11.5% of the outstanding Shares. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

On November 17, 2020, Parent completed its acquisition of MyoKardia pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into MyoKardia, without a vote of MyoKardia’s stockholders pursuant to Section 251(h) of the DGCL, with MyoKardia surviving as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such Shares in accordance with Section 262 of the DGCL, (ii) Shares that are owned by MyoKardia as treasury stock and (iii) Shares held by Parent or Purchaser) was converted into the right to receive $225.00 per Share in cash, without interest, subject to any withholding of taxes required by applicable law (which is the same amount per Share paid in the Offer).

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of MyoKardia’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Parent on November 17, 2020 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(xv).”

Item 12. Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibit to the List of Exhibits:

Exhibit No.	Description
(a)(5)(xv)	Press Release issued by Bristol-Myers Squibb Company dated November 17, 2020.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2020

GOTHAM MERGER SUB INC.

By:	/s/ Brian P. Heaphy
Name:	Brian P. Heaphy
Title:	Vice President

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Katherine R. Kelly
Name:	Katherine R. Kelly
Title:	Corporate Secretary

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of October 19, 2020.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, as published in The Wall Street Journal on October 19, 2020.

(a)(5)(i)
Joint Press Release of Bristol-Myers Squibb Company and MyoKardia, Inc. dated October 5, 2020 (incorporated by reference to Exhibit 99.1 of the Bristol-Myers Squibb Company Current Report on Form 8-K (File No. 001-01136) filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(ii)
Investor Relations Presentation dated October 5, 2020 (incorporated by reference to Exhibit 99.2 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(iii)
Investor Relations Call Transcript dated October 5, 2020 (incorporated by reference to Exhibit 99.3 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(iv)
Transaction Infographic dated October 5, 2020 (incorporated by reference to Exhibit 99.4 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(v)
Social Media Content dated October 5, 2020 (incorporated by reference to Exhibit 99.5 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(vi)
Enterprise Letter dated October 5, 2020 (incorporated by reference to Exhibit 99.6 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(vii)
Bristol-Myers Squibb Employee Q&A dated October 5, 2020 (incorporated by reference to Exhibit 99.7 of the first Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(viii)
Transcript of Interview with Bristol-Myers Squibb Chief Executive Officer dated October 5, 2020 (incorporated by reference to Exhibit 99.1 of the second Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 6, 2020).

(a)(5)(ix)
Social Media Content dated October 5, 2020 (incorporated by reference to Exhibit 99.2 of the second Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 6, 2020).

(a)(5)(x)
MyoKardia, Inc. Current Report on Form 8-K dated October 5, 2020 (incorporated by reference to the MyoKardia, Inc. Current Report on Form 8-K (File No. 001-37609) filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(xi)
Email from Tassos Gianakakos, Chief Executive Officer of MyoKardia, Inc., to employees on October 5, 2020 (incorporated by reference to Exhibit 99.1 of the first MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 5, 2020).

Exhibit No.	Description
(a)(5)(xii)
MyoKardia, Inc. Employee Q&A first used on October 5, 2020 (incorporated by reference to Exhibit 99.2 of the first MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 5, 2020).

(a)(5)(xiii)
MyoKardia, Inc. Employee Presentation provided to employees of MyoKardia, Inc. on October 28, 2020 (incorporated by reference to Exhibit (a)(1)(J) of the MyoKardia, Inc. Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 28, 2020).

(a)(5)(xiv)	Joint Press Release of Bristol-Myers Squibb Company and MyoKardia, Inc. dated November 4, 2020.

(a)(5)(xv)*	Press Release issued by Bristol-Myers Squibb Company dated November 17, 2020.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of October 3, 2020, by and among Bristol-Myers Squibb Company, Gotham Merger Sub Inc. and MyoKardia, Inc. (incorporated by reference to Exhibit 2.1 of the MyoKardia, Inc. Current Report on Form 8-K (File No. 001-37609) filed with the Securities and Exchange Commission on October 5, 2020).

(d)(2)	Confidentiality Agreement, dated as of September 17, 2020, between Bristol-Myers Squibb Company and MyoKardia, Inc.

(d)(3)	Exclusivity Agreement, dated as of September 25, 2020, between Bristol-Myers Squibb Company and MyoKardia, Inc.

(d)(4)	Tender and Support Agreement, dated as of October 3, 2020, between Bristol-Myers Squibb Company, Gotham Merger Sub Inc., and Tassos Gianakakos.

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.